Flutterpads Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024

Flutterpads Inc
Balance Sheet
As of December 31, 2024

ASSETS
Current Assets

Checking/Savings		
1020 · Cash in bank		
1021 · BOA 4338	5,092.67	
1022 · BOA 0007	163,246.77	
1023 · BOA 4788	0.00	
Total 1020 · Cash in bank		168,339.44
Total Checking/Savings		**168,339.44**
Other Current Assets		
1110 · Construction Holdback 1112 · 2311 Cove Ave	150,000.00	
Total 1110 · Construction Holdback		150,000.00
1202 · Loan Escrow - ELM		22,743.21
1221 · Receivable from ACCC		10,550.48
1300 · Inventory		
1310 · 211 E. California Ave #B11	49,475.63	
1321 · 2311 Cove Ave	3,928,118.17	
Total 1300 · Inventory		**4,160,887.49**
1330 · Investment - ACC 1428 Kenmore		
1331 · Inventory - 1428 Kenmore Ave	1,950,217.15	
1332 · Loan Payable - Kenmore	-1,675,000.00	
1333 · Construction Holdback - Kenmore	0.00	
1334 · Other Investment in LLC	10,728.50	
Total 1330 · Investment - ACC 1428 Kenmore		285,945.65
Total Other Current Assets		**4,446,833.14**
Total Current Assets		**4,615,172.58**
Fixed Assets		
1500 · Fixed asset		
1510 · Land	332,250.52	
1520 · Building	124,168.34	
1525 · Improvement	143,088.42	
1530 · Machine & Equipment	47,415.00	
1540 · Automobile	3,800.00	
1541 · FF&E	228,900.22	
1550 · Building - Barton	717,886.49	
1551 · Land - Barton	1,376,870.04	
1560 · Building - Kingswell	1,222,259.34	
1561 · Land - Kingswell	1,019,294.69	
Total 1500 · Fixed asset		**5,215,333.06**
1600 · Accumulated Depreciation		
1620 · Building	-37,814.00	
1630 · Machine & Equipment	-28,704.00	
1640 · Automobile	-1,333.00	
1641 · FF&E	-44,388.00	
1650 · Building - Barton	-16,423.00	
1660 · Building - Kingswell	-7,744.00	
Total 1600 · Accumulated Depreciation		**-136,406.00**
Total Fixed Assets		5,078,927.06
Other Assets		
1490 · Joint Venture Project Prapaniku		660,000.00
1700 · Website Development		255,615.00
1750 · Loan Fee		88,879.47
	31-Dec-23	
1800 · Accumulated Amortization		
1810 · Website Development	-57,913.00	
1820 · Loan Fee	-68,020.48	
Total 1800 · Accumulated Amortization		-125,933.48
Total Other Assets		**878,097.63**
TOTAL ASSETS		**10,572,660.63**

Flutterpads Inc
Balance Sheet
As of December 31, 2024

LIABILITIES & EQUITY

Liabilities	
Current Liabilities	
Other Current Liabilities	
2450 · Due to Officer	102,840.18
2570 · Accrued Interest Payable	41,277.83
2800 · Loan Payable (ST)	
2807 · Argentini Holdings (Mary St)	1,600,000.00
2824 · Pacific City Bank - Barton	1,755,000.00
2825 · Pacific Ciy Bank - California	492,000.00
2827 · FCI DES - Cove	2,252,000.00
2828 · Fay Servicing - Kingswell	1,640,000.00
Total 2800 · Loan Payable (ST)	7,739,000.00
Total Other Current Liabilities	7,739,000.00
Total Current Liabilities	7,883,067.83
Long Term Liabilities	
2850 · Loan Payable (LT)	1,250,000.00
2851 · Richard D. George	
2852 · Argentini Holdings, LLC	880,000.00
2854 · EIDL	672,000.00
2855 · Loan Payable - Webbank	28,922.47
Total 2850 · Loan Payable (LT)	2,830,922.47
2900 · Security Deposit - Kenwood	0.00
Total Long Term Liabilities	2,830,922.47
Total Liabilities	10,713,990.30
Equity	
3100 · Capital Stock	
3110 · Daniel Ameer - IRA	44,250.00
3120 · Quazi Ameer - IRA	280,000.00
Total 3100 · Capital Stock	324,250.00
3900 · Retained Earnings	-694,637.69
Net Income	229,058.02
Total Equity	-141,329.67
TOTAL LIABILITIES & EQUITY	10,572,660.63

Flutterpads Inc
Profit & Loss
Jan 1 - Dec 31, 2024

Ordinary Income/Expense

Income

4300 · Rental Income	481,667.30
4500 · Consulting Income	272,434.22
4700 · Construction Income	384,379.87
Total Income	**1,134,482.39**

Cost of Goods Sold

5000 · Cost of goods sold	392,904.88
Total COGS	**392,904.88**
Gross Profit	**741,577.51**

Expense

6000 · Accounting		23,105.00
6020 · Amortization Expense		37,558.00
6060 · Bank charges		1,185.16
6110 · Cleaning		2,263.95
6170 · Depreciation Expense		146,825.00
6270 · HOA Dues		4,603.68
6460 · Legal and professional		109,960.00
6465 · Management Fee		9,391.82
6466 · Marketing		48,925.11
6600 · Office expense		7,284.19
6610 · Outside services		3,250.00
6700 · Repairs and Maintenance		1,777.08
6810 · Supplies		1,358.00
6820 · Taxes and license		
6840 · Local property taxes	22,638.45	
Total 6820 · Taxes and license		22,638.45
6880 · Telephone		1,275.60
6930 · Utilities		7,498.22
Total Expense		**428,899.26**
Net Ordinary Income		**312,678.25**

Other Income/Expense

Other Expense		417,583.12
8100 · Interest Expense		
8200 · Provision for Income Tax		
8220 · State	1,390.00	
Total 8200 · Provision for Income Tax		1,390.00
Total Other Expense		**418,973.12**
Net Other Income		**-335,352.89**
Net Income		**229,058.02**

Flutterpads Inc

Statement of Cash Flows
Jan 1 - Dec 31, 2024

OPERATING ACTIVITIES

Net Income	229,058.02
Adjustments to reconcile Net Income to net cash provided by operations:	
1112 · 2311 Cove Ave	159,565.00
1116 · 6036 Barton Ave	233,100.00
1117 · 4530 Kingswell Ave	195,600.00
1221 · Receivable from ACCC	-8,800.00
1310 · 211 E. California Ave #B11	-48,268.91
1321 · 2311 Cove Ave	-213,798.82
1326 · 6036 Barton Ave	1,927,910.65
1327 · 4530 Kingswell Ave	564,709.41
1331 · Inventory - 1428 Kenmore Ave	-351,165.09
1333 · Construction Holdback - Kenmore	1,970.00
2611 · Customer Deposit	-568,910.44
2612 · Management Expense	298,114.68
2450 · Due to Officer	100,000.00
2570 · Accrued Interest Payable	45,817.71
2814 · BSI Financial - Calfornia Ave	-303,539.44
2816 · Superior Loan Servicing - Cove	-1,225,000.00
2820 · BSI Financial - Barton	-1,487,500.00
2821 · Loan Payable - Kingswell	-1,626,058.02
2824 · Pacific City Bank - Barton	1,755,000.00
2825 · Pacific Ciy Bank - California	49,000.00
2827 · FCI DES - Cove	2,730,000.00
2828 · Fay Servicing - Kingswell	1,662,698.65
Net cash provided by Operating Activities	**3,890,445.38**

INVESTING ACTIVITIES

1541 · FF&E	-150,370.45
1550 · Building - Barton	-637,606.61
1551 · Land - Barton	-1,376,870.04
1560 · Building - Kingswell	-1,022,259.34
1561 · Land - Kingswell	-1,009,294.69
1620 · Building	5,810.00
1640 · Automobile	8,836.92
1641 · FF&E	126,952.00
1650 · Building - Barton	9,423.00
1660 · Building - Kingswell	7,744.00
1700 · Website Development	-39,930.00
1750 · Loan Fee	-118,568.82
1810 · Website Development	8,360.00
1820 · Loan Fee	10,762.69
Net cash provided by Investing Activities	**-4,177,011.34**

FINANCING ACTIVITIES

2851 · Richard D. George	-100,000.00
2852 · Xing Han	-87,785.55
2854 · EIDL	0.00
2855 · Loan Payable - Webbank	41,825.75
Net cash provided by Financing Activities	**-145,959.80**
Net cash increase for period	**-17,564.15**
Cash at beginning of period	**185,903.59**
Cash at end of period	**168,339.44**

Flutterpads Inc.
Statement of Changes in Equity

Accounts	2024 Amount ($)
Capital Stock	324,250.00
Daniel Ameer – IRA	44,250.00
Quazi Ameer – IRA	280,000.00
Retained Earnings	(694,637.69)
Net Income	229,058.02
Total Equity	**(141,329.67)**

Flutterpads Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

Flutterpads Inc. (the "Company") is a corporation organized on September 19, 2023 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.